18001676

SEC Mail Processing Section

FEB 28 2018

Washington DC

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SEC FILE NUMBER
8-44222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue, Suite N-607
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schum (914) 816-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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DB

OATH OR AFFIRMATION

I, Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belle Haven Investments, L.P., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 2/23/18

TIASIA N CURRIE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6352889
Qualified in Westchester County
My Commission Expires 1/9/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	1,585,831
Receivable from clearing broker, net		3,204,162
Management fees receivable		3,582,161
Securities owned, at fair value		4,189
Securities not readily marketable		670,786
Furniture, equipment and leasehold improvements, net		359,341
Prepaid Expenses		314,424
Other assets		24,380
Total assets	$	9,745,274
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	97,912
Payable to sub-advisors		1,922
Accrued expenses and other liabilities		3,901,457
Total liabilities		4,001,291
Partners' capital		5,743,983
Total liabilities and partners' capital	$	9,745,274

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Management fee receivables are periodically evaluated for collectibility on past credit histories with customers. Changes in the estimated collectibility of receivables are recorded in the results of operations. At December 31, 2017, there is no allowance for doubtful accounts. At December 31, 2017, management fees receivable was $3,582,161.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Securities are carried at fair value. Unrealized gains or losses are reflected in principal transactions revenues.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions should be recognized, measured, presented, and disclosed in the financial statements. Management has concluded that there is no impact on the Company's financial statements as a result of these standards. The tax years that remain subject to examination by taxing authorities are 2014, 2015, and 2016.

Accrued Expenses and Other Liabilities
Bonus accruals are combined with other accrued expenses and other liabilities.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distributions of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the distribution of net income.

Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less.

3. Securities

At December 31, 2017, securities at fair value consists of the following:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,901	$ (97,912)
Corporate debt	1,288	-
	$ 4,189	$ (97,912)
Non-marketable securities	$ 670,786	

4. Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entity's own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2017.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$ 2,901	$ -	$ 2,901	$ -
Corporate debt	1,288	-	1,288	-
Total	$ 4,189	$ -	$ 4,189	$ -
Non-marketable securities	$ 670,786	$ -	$ -	$ 670,786
Securities sold, not yet purchased:				
State and municipal obligations	$ (97,912)	$ -	$ (97,912)	$ -

State and Municipal Obligations
The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

Non-Marketable Securities
The following table summarizes the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of December 31, 2016:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges (Weighted Average)
LP Interest	$62,062	Investee book value & Equity pickup	N/A	N/A
Private LLC Interest	$0	Liquidation approach	Recovery rate	0
Private Preferred Stock	$608,724	Transaction Price	N/A	N/A
		Liquidation approach	Recovery rate	0
		Recent financial round	N/A	N/A

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017:

	Non-Marketable Securities
Beginning balance, January 1, 2017	$ 625,280
Purchases	25,000
Unrealized depreciation	20,506
Ending balance, December 31, 2017	$ 670,786

It is the policy of the Company to recognize transfers between levels at year end. As of December 31, 2017, securities amounting to $0 were transferred into level 1 from level 2, and $0 were transferred into level 2 from level 1.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	670,059
Leasehold improvements		153,038
		823,097
Accumulated depreciation and amortization		(463,757)
	$	359,340

6. Receivable from Clearing Broker

The receivable from clearing broker, net consists of the following:

Receivable from clearing broker	$	3,130,922
Deposits with clearing broker		100,000
Transactions not yet due for settlement, net		(26,760)
	$	3,204,162

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2017, the Company had net capital, as defined, of $787,975, which exceeded its required net capital of $260,225 by $527,750. At December 31, 2017, the Company had aggregate indebtedness of $3,903,379. The ratio of aggregate indebtedness to net capital was 4.95 to 1.

8. Commitments and Contingencies

Litigation and Regulatory Matters

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

Lease Obligations

As of June 1, 2015, the Company entered into a lease for its office premises that expires on July 31, 2022, and provides for a renewal option for one five-year term. This lease agreement contains provisions for future rent increases. The total amounts of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is included in accrued expenses and other liabilities in the statement of financial condition. The Company paid $23,880 as a security deposit, which is included in other assets.

The Company is obligated under non-cancelable motor vehicle and equipment lease agreements which both expire in May 2019.

Future minimum annual rental payments are as follows:

Year Ending December 31		
2018	$	259,524
2019		240,789
2020		228,422
2021		231,968
2022		136,521
Total	$	1,097,224

9. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017 the bank balance exceeds the FDIC limit by $1,951,656.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

11. Related Party Transactions

The Company has entered into an agreement with Belle Haven Aggressive Muni, LP (the "Partnership"), an affiliated entity, to provide certain investment management services to the Partnership. In exchange for services provided, the Company receives a quarterly management fee from the Partnership equal to approximately 1.25% annually of its capital account, payable quarterly. For the year ended December 31, 2017, the management fees totaled $129,891. At December 31, 2017, $32,454 was included in management fees receivable in the Statement of Financial Condition.

12. Recently Issued Accounting Pronouncements

The FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update was implemented January 1, 2018. The Company has evaluated the effect that the update will have on its financial statements and has determined there is no significant financial impact.

The FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard update and is still evaluating the impact of the modified retrospective transition method on its financial statements.

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Partners of
Belle Haven Investments, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P., (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2000.

Woodbury, NY
February 23, 2018

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

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The Company's Statement of Financial Condition as of December 31, 2017 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

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